Exhibit 99.4

Fideicomiso Irrevocable de Administración No. CIB/3224

Condensed Interim Financial Statements as of June 30, 2025, and for six-month period ended June 30, 2025

Fideicomiso Irrevocable de Administración
No. CIB/3224

Condensed Interim Financial Statements for June 30, 2025

Table of contents	Page

Condensed Interim Statements of Financial Position	3

Notes to Condensed Interim Financial Statements	4 - 8

Fideicomiso Irrevocable de Administración No. CIB/3224
Condensed Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
(Mexican pesos)

	Notes	June 30, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents and restricted cash	4	$1,000	$1,000

Total current and total assets		1,000	1,000

Net Assets
Net parent investment		1,000	1,000

Total Liabilities and Net Assets		$1,000	$1,000

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Administración No. CIB/3224

Notes to the Condensed Interim Financial Statements
As of June 30, 2025 and December 31, 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On September 29, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer and Oscar Jazmani Mendoza Escobar, Interim Global Chief Financial Officer, authorized the issuance of these condensed interim financial statements.

Fideicomiso Irrevocable de Administración No. CIB/3224 (the “Trust”) is a trust constituted on June 28, 2019, amended and restated from time to time  in accordance with the third amendment, joinder and restatement agreement (tercer convenio modificatorio, de adhesión y de re-expresión) of such trust, entered into by and among (i) CIBanco, S.A., Institución de Banca Múltiple, solely in its capacity as trustee (fiduciario), (ii) Murano World, S. A. de C. V. (Murano World) as settlor and second place beneficiary, and (iii)  Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Issuer Trust”), as first place beneficiary.

The Trust is part of Grupo Murano (Murano Group), a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations. The Parent Company of the Group is Murano Global Investments PLC.

The Trust has no operations and it only manage the Mortgage of private unit two of the Grand Island Condominium, described below.

On September 12, 2024, the Issuer Trust (a related party of the Trust) closed a 144A bond financing, issuing senior secured notes for U.S.$300 million. The collateral of the senior secured notes is described as follows:

(i)	the private unit one of the Grand Island Condominium, owned by Fideicomiso Murano 2000/CIB 3001 (Fideicomiso Murano 2000);

(ii)
private unit two of the Grand Island Condominium, owned by Murano World who in its capacity of trustor and trustee of the Trust, constituted a mortgage of this private unit as part of the collateral of the senior secure notes.

(iii)	the collection rights from the hotel operations of the 1,016 rooms, the collection rights from future rents of Fideicomiso Murano2000, and the shares of Operadora Hotelera GI, S. A. de C. V

The private unit number two is located at Boulevard Kukulcán KM 16.5, Supermanzana A-2 “A”, second stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface of: 30,431.53 m2 (thirty thousand four hundred and thirty-one point fifty-three square meters).

As of December 31, 2024 the private unit number two described above, was value by an independent appraiser in the amount of $1,480,000,000.   The Trust did not revalue the assets as of June 30, 2025 and any the interim periods, as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

b.	Significant transactions

2025

i.	Refer to note 4 “Subsequent events” for significant transaction after June 30, 2025.

ii.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  The debt service coverage ratio still on default as of June 30, 2025. Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

iii.
On March 12, 2025 the Trust paid the first coupon of interest in the amount of U.S.$16,500,000 and capitalized the 2% PIK interest in the amount of U.S.$3,000,000 to the principal amount of the secured senior notes that from that date has a balance of $303,000,000.

2024

i.	On December 10, 2024, the Issuer Trust registered US$300 million senior notes on the Singapore Exchange (SGX), with the effective listing date commencing on December 11, 2024.

ii.
On September 12, 2024, the Issuer Trust closed a 144A bond financing, issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan and the receivable VAT credit from its related party, Fideicomiso Murano 2000/CIB 3001, and the remaining balance was transferred as working capital to Murano World, S.A. de C.V. (Murano World), related party. The senior notes are guaranteed by private unit 1, owned by Fideicomiso Murano 2000/CIB 3001, as well as by private unit 2, belonging to Murano World from the Cancún Complex. They are also guaranteed by the collection rights from the hotel operations of the 1,016 rooms, the collection rights from future rents of F2000, and the shares of Operadora Hotelera GI, S. A. de C. V.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 the period then ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared by management assuming that the Trust will continue to operate on a going concern basis. However, the Trust's management believes that the financial resources to cover its operations during the twelve months subsequent to the authorization and issuance of these financial statements might be insufficient, which could generate significant doubt about the Trust's ability to continue operating on a going concern basis.

Certain covenant tests will arise, under the terms of the Senior Notes issued by the Issuer Trust (a related party of the Trust where the Trust is a mortgage guarantor). The Trust's management has evaluated that, during the twelve months subsequent to the authorization and issuance of these financial statements, certain events of default will occur related to the affirmative and negative covenants of the financing agreement entered into by the Trust during the period. To address and mitigate the risk of potential breaches of the affirmative and negative covenants of the financing agreement, the Trust is in communications with the noteholders to execute a debt restructuring. The objective of such a debt restructuring includes eliminating the risk of future breaches of the affirmative and negative covenants of the financing agreement through the renegotiation of the different terms and conditions. Although, as of the issuance date of these financial statements, the terms of said restructuring have not yet been agreed upon with the holders of the notes, the Trust's management believes that, such a restructuring plan is likely to be successful and will mitigate the risk regarding the Trust's ability to continue operating on a going concern basis.

As of the issuance date of these interim condensed financial statements, management continues to evaluate strategies to obtain the necessary operating cash flow required, comply with the affirmative and negative covenants of the financing agreement, and/or execute a debt restructuring that results in favorable modifications to the current contractual terms for the Trust, including certain affirmative and negative covenants that might be in breach; likewise, to allow the Trust to have the necessary cash flow to pay its obligations as they become due. In making these evaluations, the Trust's management has considered available cash sources, income from the hotel operations of its related party that acts as guarantor of the cash flows, and future financing operations including a possible debt restructuring, as well as the possible financial support from the principal shareholder of the group to which the Trust belongs. However, the Trust might not be able to access future financing when required. Therefore, there is no assurance that the Trust will be able to obtain the necessary liquidity in a timely manner or under commercially acceptable terms.

Therefore, these facts and conditions indicate that there is a material uncertainty that may cast significant doubt about the Trust's ability to continue as a going concern and, therefore, it is likely that the Trust may not be able to realize its assets and fulfill its liability obligations in the normal course of its activities.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of June 30, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

d.	Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

f.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Commitments and contingencies

(a)
The trust does not carry out business activities in accordance with the provisions of the rule 3.1.14 of the Miscellaneous Tax Resolutions in Mexico, as long as the Trust is in compliance with the requirements mentioned therein, it will not be obliged to present monthly income tax returns; However for VAT purposes the Trust needs mandatory to present monthly definitive VAT tax returns in accordance with the provisions of the article 74 of the VAT law.  The trustees or, where applicable, the settlors must pay taxes in the terms of the titles of the Income Tax Law that corresponds to them, with respect to all the taxable income and authorized deductions that they obtain through the Trust.

In accordance with Mexican tax law, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.

(b)
In accordance with the Mexican tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be like those used in arm’s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

(c)
The Trust has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes and lease agreements. As referred to in the Going Concern Note 2b., in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others. The Trust is under negotiations with the holders of the Senior Secured Notes for a potential restructuring. Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based such a restructuring plan, is likely to be successful.

4.	Subsequent events

1.
The Trust has not yet delivered its audited financial statements, which includes the mortgage over the private unit 2 of the Cancun Complex, as this trust has no operations other than the mortgage described above. The Company expects to deliver those financial statements in the short term.

On September 12, 2025, Murano Global Investments PLC announced that Murano Group’s trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the “Issuer Trust”) did not make the scheduled interest payment due on such date in respect to the 2031 Notes.

If the Issuer Trust fails to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure will constitute an Event of Default under the Indenture governing the 2031 Notes.

This decision reflects the Group’s ongoing efforts to preserve liquidity in the face of continued operational and financial challenges.  The Group is implementing a strategy to strengthen its capital structure and ensure long-term financial sustainability.  As part of this process, the Group has initiated discussions with key stakeholders, including an ad hoc group of Noteholders representing a significant majority of the outstanding amount of the 2031 Notes, as well as other financial creditors. The Group has algo engaged advisors to support these efforts and intends to pursue a consensual, out-of-court restructuring solution.

The Trust confirms that it continues to meet, and remains committed to meeting, its operational obligations  to key suppliers, vendors, clients and commercial partners as they come due.

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